

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2020

Ernest Garcia, III
President, Chief Executive Officer and Chairman
Carvana Co.
1930 W. Rio Salado Parkway
Tempe, AZ 85281

  Re: Carvana Co.
   Form 10-K for the Fiscal Year Ended December 31, 2019
   Filed February 26, 2020
   File No. 1-38073

Dear Mr. Garcia:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 63

1. We note you have calculated adjusted net loss per share assuming the exchange of LLC Units for shares of Class A common stock resulting in an adjusted net loss per share of ($2.29), ($1.73) and ($1.21) for the years ended December 31, 2019, 2018 and 2017, respectively, as compared to GAAP net loss per share of ($2.45), ($2.03) and ($1.31). Your calculation appears to be anti-dilutive substituting individually tailored measurement methods for those of GAAP. Please tell us what consideration was given to Question 100.04 of the Division's Compliance & Disclosure Interpretations, Non-GAAP Financial Measures.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or Donna Di Silvio at 202-551-3202 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services